Mr. Biddle is the direct beneficial owner of 1,846,555 shares of Common Stock, including the 737,500 restricted shares referenced in Footnote (2).  In addition, he is the indirect beneficial owner of 35,437 shares of Common Stock, of which 4,391 shares are owned by the Trusts Established Under the Urstadt Biddle Properties Inc.  Excess Benefit and Deferred Compensation Plans, 2,307 shares are owned by the Willing L. Biddle IRA for the benefit of Mr. Biddle, 5,163 shares are owned by the P.T. Biddle (Deceased) IRA for the benefit of Willing Biddle, 21,951 shares are owned beneficially and of record by Catherine U. Biddle, Mr. Biddle’s wife, 555 shares are owned beneficially and of record by the Catherine U. Biddle IRA for the benefit of Catherine U. Biddle, and 1,070 shares are owned by the Charles and Phoebe Biddle Trust UAD 12/20/93 for the benefit of the Issue of Willing L. Biddle (the “Biddle Trust”).  Mr. Biddle and Charles J. Urstadt are the sole trustees of the Biddle Trust.